24000684

SEC Mail Processing

MAR 04 2024

Washington, DC

[UNITED STATES SECURITIES AND EXCHANGE C]OMMISSION
[W]ashington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67787

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RISE Financial Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

653 Collins Avenue
(No. and Street)

Miami	FL	33139
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andrew Reich	310-385-1861	areich@siebert.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

66 Hudson Blvd E, Suite 2200	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew H. Reich, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RISE Financial Services, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DINA MARIE GONZALEZ COMMISSION NUMBER HH 123817 EXPIRES April 28, 2025 Notary Public, State of Florida

Signature: [signature]

Title: CFO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240 18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240 18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240 18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240 15c3-1e or 17 CFR 240.17a-12, as applicable
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RISE FINANCIAL SERVICES, LLC
TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Members and Those Charged With Governance of RISE Financial Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RISE Financial Services, LLC (the Company) as of December 31, 2023, the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Regulation 1.17 of the Commodity Futures Trading Commission and Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (collectively, the supplemental information), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly US, LLP

We have served as the Company's auditor since 2019.

New York, New York
February 28, 2024

RISE FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS

Assets	
Current assets	
Cash	$ 138,000
Receivables from broker-dealers	38,000
Receivables from related party broker-dealers	1,042,000
Other assets	27,000
Total Current assets	1,245,000
Deposits with related party broker-dealers	50,000
Total Assets	$ 1,295,000

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 8,000
Total Liabilities	8,000
Commitments	
Members' equity	1,287,000
Total Liabilities and members' equity	$ 1,295,000

Numbers are rounded for presentation purposes. See accompanying notes to financial statements.

RISE FINANCIAL SERVICES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2023

Revenue		
Other income	$	265,000
Interest		34,000
Total Revenue		299,000
Expenses		
Technology and communications		8,000
Professional fees		167,000
Other expenses		69,000
Total Expenses		244,000
Net Income	$	55,000

Numbers are rounded for presentation purposes. See accompanying notes to financial statements.

RISE FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2023

Balance – January 1, 2023	$ 1,232,000
Net income	55,000
Balance – December 31, 2023	$ 1,287,000

Numbers are rounded for presentation purposes. See accompanying notes to financial statements.

RISE FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2023

Cash Flows From Operating Activities:	
Net Income	$ 55,000
Changes in:	
Receivables from and deposits with broker-dealers	89,000
Receivables from and deposits with related party broker-dealers	(1,042,000)
Receivable from related party	45,000
Other assets	(27,000)
Accounts payable and accrued liabilities	(55,000)
Net cash used in operating activities	(935,000)
Net change in cash	(935,000)
Cash - beginning of year	1,073,000
Cash - end of year	$ 138,000

Numbers are rounded for presentation purposes. See accompanying notes to financial statements.

1. Business

Overview

RISE Financial Services, LLC, ("RISE", or the "Company") is a majority-owned subsidiary of Siebert Financial Corp. ("Siebert" or "Parent") and a Delaware limited liability company. The Company is an introducing broker for the transactions of institutional customers.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association ("NFA"), and Securities Investor Protection Corporation ("SIPC").

During the year ended December 31, 2023, the Company had an agreement with Muriel Siebert & Co., Inc. ("MSCO"), a wholly-owned subsidiary of the Parent, to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions, and consequently operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(ii).

The Company's primary operations are in Miami Beach, FL, and all of the Company's revenues for the year ended December 31, 2023 were derived from its operations in the U.S.

The Company currently has sufficient liquidity and capital to operate its business. In addition, if needed, the Company has access to additional capital from its Parent.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition. The U.S. dollar is the functional currency of the Company and numbers are rounded for presentation purposes.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

These estimates relate primarily to revenue and expenses in the normal course of business as to which the Company receives no confirmations, invoices, or other documentation at the time the books are closed. The Company uses its best judgment, based on knowledge of these revenue transactions and expenses incurred, to estimate the amount of such revenue and expenses. Actual results could differ from those estimates. The Company is not aware of any material differences between the estimates used in closing the Company's books and the actual amounts of revenue and expenses incurred when the Company subsequently receives the actual confirmations, invoices, or other documentation.

Estimates are used in the allowance for credit losses and the contingent liabilities related to legal and healthcare expenses. The Company believes that its estimates are reasonable.

Cash

As of December 31, 2023, the Company maintained its cash balances at various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution. The Company is subject to credit risk to the extent that the financial institution with which it conducts business is unable to fulfill its contractual obligations and deposits exceed FDIC limits. All cash balances are unrestricted and at certain times, cash balances may exceed FDIC insured limits.

Receivables From and Deposits With Broker-Dealers

The Company's customer transactions for the year ended December 31, 2023 were cleared on fully-disclosed basis through MSCO. Receivables from the broker-dealer is subject to clearing agreements and include the net receivable from net monthly revenues.

In September 2022, the Company and MSCO entered into a clearing agreement whereby the Company would introduce clients to MSCO. As part of the agreement, the Company deposited a clearing fund escrow deposit of $50,000 to MSCO, which is in the line item "Deposits with related party broker-dealers" on the statement of financial condition. The Company has excess cash of approximately $1.0 million in its brokerage account at MSCO as of December 31, 2023. There was income of $25,000 related to this clearing relationship for the year ended December 31, 2023.

Receivables from brokers-dealers are in scope of the amended guidance for FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("Topic 326"). The Company continually reviews the credit quality of its counterparties and historically has not experienced a default. As a result, the Company has no expectation of credit losses for these arrangements as of December 31, 2023.

Current Expected Credit Losses

The Company follows Topic 326 which applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit. The impact to the current period is not material since the Company's in-scope assets are primarily subject to collateral maintenance provisions for which the Company elected to apply the practical expedient of reporting the difference between the fair value of the collateral and the amortized cost for the in-scope assets as the allowance for current expected credit losses.

Revenue Recognition

For the year ended December 31, 2023, the Company did not have revenue from its operations. The primary sources of income for the Company are as follows:

Other Income

On October 7, 2021, the Company signed an agreement with JonesTrading Institutional Services, LLC ("JonesTrading") to transfer certain customers of the Company to JonesTrading. In exchange, JonesTrading agreed to pay the Company a percentage of the net revenue produced by those clients less any related expenses. Other income is determined based on the factors outside of the Company's control and the Company records the income amount on a monthly basis when the actual amount of income is known. The percentage paid to the Company related to this agreement will decline every year and the arrangement will end in October 2024. This agreement resulted in income of $265,000 for the year ended December 31, 2023, which is within the line item "Other income" in the statement of operations.

Interest

The Company earns interest from excess cash related to deposits in the Company's clearing firms and is recognized at a point in time when the performance obligation is satisfied.

Costs to Obtain or Fulfill a Contract

For the period presented, there were no costs capitalized related to obtaining or fulfilling a contract with a customer, and thus the Company has no balances for contract assets or contract liabilities.

Income Taxes

The results of the Company's operations are included in the consolidated federal and state income tax return of the Parent and the state and local income tax return of the Parent or the Company, as appropriate.

The Company is a limited liability company that is treated as a partnership for tax purposes. As such, the Company does not record a provision for income taxes because the income of the Company is passed through to the limited liability members and reported on the members income tax returns. The guidance in ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes specifies that an entity is not required to allocate income tax provision to a legal entity that is not subject to tax and treated as a partnership by the taxing authority, but an entity may elect to do so. The Company is not making the available election to allocate income taxes.

Accounting Standards Adopted in Fiscal 2023

The Company did not adopt any new accounting standards during the year ended December 31, 2023. In addition, the Company has evaluated other recently issued accounting standards and does not believe that any of these standards will have a material impact on the Company's financial statements and related disclosures as of December 31, 2023.

3. Receivables From and Deposits With Broker-Dealers

Amounts receivable from and deposits with broker-dealers consisted of the following as of the period indicated:

	As of December 31, 2023
Receivables from and deposits with broker-dealers	
Goldman Sachs & Co. LLC	$ 38,000
MSCO	1,092,000
Total Receivables from and deposits with broker-dealers	$ 1,130,000

4. Net Capital Requirements

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1.

As of December 31, 2023, the Company's net capital was approximately $1.3 million which was approximately $1.0 million in excess of its minimum requirement of $250,000 under 15c3-1.

5. Income Taxes

The results of the Company's operations are included in the consolidated federal and state income tax return of the Parent and the state and local income tax return of the Parent or the Company, as appropriate.

The Company is a limited liability company that is treated as a partnership for tax purposes. As such, the Company does not record a provision for income taxes because the income of the Company is passed through to the limited liability members and reported on the members income tax returns. The guidance in ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes specifies that an entity is not required to allocate income tax provision to a legal entity that is not subject to tax and treated as a partnership by the taxing authority, but an entity may elect to do so. The Company is not making the available election to allocate income taxes.

The Company is not currently under examination by the IRS or any state or local taxing authority for any tax year. The open tax years for the federal and state income tax filings is generally 2020 through 2023.

6. Commitments, Contingencies, and Other

Legal and Regulatory Matters

The Company is party to certain claims, suits and complaints arising in the ordinary course of business.

As of December 31, 2023, the Company concluded that all legal matters are without merit or involve amounts which would not have a material impact on the Company's results of operations or financial position.

7. Related Party Transactions

MSCO

In September 2022, the Company and MSCO entered into a clearing agreement whereby the Company would introduce clients to MSCO. Refer to Note 2 - Summary of Significant Accounting Policies for further detail.

8. Subsequent Events

The Company has evaluated events that have occurred subsequent to December 31, 2023 and through February 28, 2024, the date of the filing of this report.

Management has concluded that there have been no material subsequent events that have occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2023.

RISE FINANCIAL SERVICES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION
AS OF DECEMBER 31, 2023

Net capital:

Total members' equity	$ 1,287,000
Deduct nonallowable assets:	
Other assets	27,000
Net capital	$ 1,260,000
Aggregate indebtedness	$ 8,000
Computed minimum net capital required (6 2/3% of aggregate indebtedness)	$ 1,000
Minimum net capital required (under SEC Rule 15c3-1)	$ 250,000
Minimum net capital required (under CFTC Regulation 1.17)	$ 250,000
Excess net capital	$ 1,010,000
Percentage of aggregate indebtedness to net capital	**0.60%**

There were no material differences existing between the above computation and computation included in the Company's corresponding unaudited Focus X-17A-5 Part II filing submitted January 24, 2024.

Numbers are rounded for presentation purposes. See Report of Independent Registered Public Accounting Firm.

RISE FINANCIAL SERVICES, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2023 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

See Report of Independent Registered Public Accounting Firm.

bakertilly

Report of Independent Registered Public Accounting Firm

To the Members and Those Charged With Governance of RISE Financial Services, LLC

We have reviewed management's statements, included in the accompanying RISE Financial Services, LLC's Exemption Report, in which (1) RISE Financial Services, LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the exemption provision) and (2) RISE Financial Services, LLC stated that the Company met the identified exemption provision throughout the year ended December 31, 2023 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

New York, New York
February 28, 2024

RISE FINANCIAL SERVICES, LLC's Exemption Report

RISE FINANCIAL SERVICES, LLC (the "Company" is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a- 5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k):(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

RISE FINANCIAL SERVICES, LLC

I, Andrew H. Reich, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

[signature]

February 28, 2024

Independent Registered Public Accounting Firm's Report on Internal Control Required by CFTC Regulation 1.16

To the Members and Those Charged With Governance of
RISE Financial Services, LLC

In planning and performing our audit of the financial statements of RISE Financial Services, LLC (the Company) as of and for the year ended December 31, 2023, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs, and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2023 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly US, LLP

New York, New York
February 28, 2024